1999 Bryan Street Suite 3500 Dallas, TX 75201 United States T +1.214.638.0145 www.jacobs.com
August 22, 2023
Mr. Ameen Hamady
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Re: JACOBS SOLUTIONS INC.
Form 10-K for the year ended September 30, 2022 Filed on November 21, 2022
Form 8-K filed on February 7, 2023 File No. 001-07463

Dear Mr. Hamady:

Thank you for your letter of July 25 regarding the above-referenced filings for Jacobs Solutions Inc. (“Jacobs” or the “Company”). We appreciate the opportunity to address the Staff’s comments, and respectfully provide the following responses. To assist in your review, we have included the Staff’s comments below followed by the Company’s response to the comments. For ease of reference, the headings and numbered paragraph below corresponds to the headings and numbered comments in your letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1. Your response to our comment number 1 states that you view the non-GAAP tax rate as an appropriate and meaningful supplemental measure that provides investors a complete perspective of an annual tax rate. Please clarify this statement as Adjusted Income Tax Expense from Continuing Operations appears to equal or approximate your statutory tax rate, but based on the disclosure in your Form 10-K for the year ended September 30, 2022, your effective tax rate in recent years has differed from the statutory tax rate.

Response:

The Company respectfully informs the staff that in the past two fiscal years, the Adjusted Income Tax Expense from Continuing Operations has approximated the statutory tax rate coincidentally.
By way of background, the starting point for Adjusted Income Tax Expense from Continuing Operations is our US GAAP tax expense. The current and deferred tax impacts of As Adjusted book items are then calculated and adjusted appropriately in conjunction with their pre-tax book item counterparts to arrive at Adjusted Income Tax Expense from Continuing Operations.

Jacobs Solutions Inc. August 22, 2023 Page 2
Adjustments to Adjusted Income Tax Expense from Continuing Operations that are made on an interim basis, but do not have an impact on the annual effective tax rate, are described in the example provided in response #2 below.
Occasionally, there are unusual and non-recurring income tax-specific items unrelated to the regular operations of the business that are also adjusted to arrive at the final annual Adjusted Income Tax Expense from Continuing Operations. In recent years, some examples include:
1.removing tax benefit related to the impact on the carrying value of the Company’s deferred tax assets/liabilities caused by statutory rate change in the United States due to the Tax Cuts and Jobs Act in FY18 (these items are referred to as the “Statutory Rate Change Amendments”);
2.removing tax expense related to the impact on the carrying value of the Company’s deferred tax assets/liabilities caused by statutory rate change in the United Kingdom in FY21;
3.as well as removing the tax benefit of a valuation allowance release in FY22.
In general, these specific tax expenses and benefits do not represent the operational performance of the Company and are only made when there is a material impact to the effective tax rate. In FY23, there are no anticipated irregular and non-recurring income tax-specific events; therefore, no related non-GAAP adjustments are needed and the expected annual GAAP rate (also referred to as the effective rate) and non-GAAP rate will be approximately the same.
The income-tax specific adjustments help the reader isolate the annual effective tax rate of business operations separate from income tax-specific events. Adjusting these items allows investors to have another measure in addition to the US GAAP tax expense to evaluate the effective tax rate of business operations without irregular and non-recurring items.
2. In response to our comment number 1, you explain that applying the anticipated annual tax rate to each quarterly period provides investors with important information that allows investors to assess trends in your underlying business performance when discrete tax events may otherwise significantly impact your quarterly performance. Please clarify this statement as it appears that discrete tax events could similarly impact an annual period. Also, as Adjusted Income Tax Expense from Continuing Operations relates to an interim period, tell us how you considered Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which states that non-GAAP performance measures should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

Response:

The Company acknowledges and agrees that discrete tax events, which occur in a given quarter, impact business performance on both a quarterly and annual basis.
The Company acknowledges the Staff’s comment and informs the Staff that the Company did consider Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, which advises that non-GAAP performance measures should include current and deferred income tax

Jacobs Solutions Inc. August 22, 2023 Page 3
expense commensurate with the Non-GAAP measure of profitability. The Company respectfully informs the Staff that current and deferred income tax impacts are calculated for all Non-GAAP items and are reported in conjunction with each Non-GAAP pre-tax item in the corresponding period to which they relate.
The example below may be helpful in illustrating the value added by the adjustments we present.
Assumptions:
•$1,000 of forecasted annual pre-tax book income earned ratably over the year
•Statutory tax rate of 20%
•Discrete benefit in Q1 of $40
In this example, the annual effective tax rate would be 16%.
•$1,000 x 20% = $200 annual tax expense before discrete
•$200 – $40 discrete benefit = $160 annual tax expense after discrete
•$160 tax expense divided by $1,000 pre-tax book income = 16% annual effective tax rate.
Additionally, the quarterly effective tax rate would be 4% for Q1 and 20% for the remaining three quarters.
•$250 quarterly pre-tax book income x 20% = $50 quarterly tax expense before discrete
•$50 quarterly tax expense divided by $250 quarterly pre-tax book income = 20% quarterly effective tax rate before discrete
•$50 quarterly tax expense before discrete – $40 discrete benefit in Q1 = $10 Q1 tax expense
•$10 Q1 tax expense divided by $250 Q1 pre-tax book income = 4% Q1 effective tax rate
In the example above, the 4% quarterly effective tax rate for Q1 would not be representative of the 16% effective tax rate expected for the full year. As a result, readers of the Q1 financial statements may be biased by the lower effective tax rate when evaluating performance. Similarly, the 20% quarterly effective rate reported for the remaining quarters would not truly represent the expected annual rate, as each subsequent quarter’s higher tax rate is absorbing some rate impact from the inconsistently low rate from Q1. As income taxes are paid on an annual basis, the volatility inherent to quarterly discrete tax items may present an interim tax rate that is not intuitive to the reader of our financial statements as they evaluate the Company’s performance.
This effect gets further exacerbated if there are discrete benefits and discrete expenses reported in different quarters. Each quarter’s effective tax rate becomes highly volatile, and potentially misrepresentative with negative tax rates, when the effective tax rate is a reasonable number when viewed from the annual viewpoint.
With this presentation, the Company is providing the reader of our financial statements an alternative view of the interim results with a focus towards the annual effective tax rate and the impact of these discrete items.

Jacobs Solutions Inc. August 22, 2023 Page 4

We hope this response letter has addressed all of the Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS SOLUTIONS INC.

/s/ Claudia Jaramillo
Claudia Jaramillo
Executive Vice President and Chief Financial Officer